VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

October 18, 2021	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Christopher Dunham and James Lopez, Division of Corporate Finance, Real Estate & Construction

Re:	Gores Metropoulos II, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed September 17, 2021

File No. 333-257726

Dear Messrs. Dunham and Lopez:

This letter is sent on behalf of Gores Metropoulos II, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated October 7, 2021 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Amendment No. 2 to Registration Statement on Form S-4 filed on September 17, 2021

The Business Combination

Certain Financial Projections Provided to Our Board

Non-GAAP Measured Used in the Financial Projections, page 189

1.

Comment: We note your response to our prior comment 9 and the related changes to your disclosure. Please expand your discussion of Adjusted Gross Profit (Loss) and Adjusted Gross Margin to state that those measures exclude certain costs directly associated with the operations of Sonder’s buildings and the nature of those costs.

Messrs. Dunham and Lopez October 18, 2021 Page 2

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Sonder has included on page 190 additional disclosure stating that Adjusted Gross Profit (Loss) and Adjusted Gross Margin exclude certain costs directly associated with the operations of Sonder’s buildings, including (i) channel fees paid to Online Travel Agencies, (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs.

Sonder Performance for 2021 As Compared to the Financial Projections, page 197

2.

Comment: We note your response to our prior comment 11 and the related revisions to your disclosure. Please balance your disclosure by also providing a comparison of forecasted expenses to actual expenses as well as a comparison of forecasted results to annualized results for the six months ended June 30, 2021.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Sonder has included on page 198 additional disclosure regarding a comparison of forecasted expenses to actual expenses (Property Level Costs and Other Operating Expenses) as well as additional disclosure regarding a comparison of forecasted results to annualized results for the six months ended June 30, 2021.

Sonder Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 331

3.

Comment: We have considered your responses to our prior comments 13 and 14 and the related changes to your disclosure. Please explain to us how your current presentation complies with the disclosure requirements of Item 10(e) of Regulation S-K. Specifically, tell us how you have reconciled your measure of Property Level Profit (Loss) to the most directly comparable GAAP financial measure.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Sonder has replaced the table on page 331 with the below table which reconciles Loss from operations to Property Level Profit (Loss), as Sonder believes Loss from operations to be the most directly comparable GAAP financial measure.

Messrs. Dunham and Lopez October 18, 2021 Page 3

		Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
		2021	2020	2021	2020	2020	2019
Loss from operations		$(64,934)	$(54,265)	$(135,983)	$(125,494)	$(243,822)	$(171,103)
Add:	Operations and support	34,889	22,641	60,312	57,704	115,072	105,401
	General and administrative	24,615	15,156	56,764	36,424	77,033	60,894
	Research and development	4,066	3,999	7,385	9,478	17,552	15,737
	Sales and marketing	4,888	2,923	7,399	7,297	12,848	7,115
Less:	Property Level Costs
	Channel fees included in sales and marketing	(3,052)	(1,262)	(4,644)	(5,242)	(7,734)	(5,810)
	Customer service, laundry/consumables, maintenance and utilities and insurance included in operations and support	(13,308)	(6,127)	(23,229)	(16,570)	(33,527)	(27,856)

	Property Level Profit (Loss)	$(12,836)	$(16,935)	$(31,996)	$(36,403)	$(62,578)	$(15,622)

Property Level Profit (Loss) Margin		-27.2%	-89.9%	-40.6%	-60.0%	-54.1%	-10.9%
GAAP rent to Landlord Payments adjustment		$3,188	$3,765	$6,999	$5,032	$4916	$19,177
GAAP rent to Landlord Payments adjustment margin		6.7%	20.0%	8.9%	8.3%	4.2%	13.4%

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Andrew McBride

Kyle C. Krpata, Esq.

Mark B. Baudler, Esq.

Andrew D. Hoffman, Esq.

Christina L. Poulsen, Esq.

Jonathan Chan, Esq.